

Mail Stop 4720

November 27, 2017

Robert K. Brown
NewStar Financial, Inc.
500 Boylston Street, Suite 1250
Boston, MA 02116

Re: **NewStar Financial, Inc.**
PRER14A and Schedule 13E-3
Filed November 27, 2017 by NewStar Financial Inc. *et al*
File No. 001-33211

Dear Mr. Brown:

We have limited our review of your proxy statement and Schedule 13E-3 to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. To the extent that filing persons on the Schedule 13E-3 besides NewStar engaged an independent third party that provided a report or opinion materially related to this transaction, disclosure about such a report (including any oral report) and the financial advisor itself must be provided pursuant to Item 1015 of Regulation M-A. Please advise or revise the filings to provide, as applicable.

Recommendation of the NewStar Board and Its Reasons for the Transactions; Fairness of the Transactions, page 47

2. Revise to specifically address how the NewStar Board considered other potential transactions that were discussed leading up to this one, including the proposal from Party B at $12.00 per share in cash. Your expanded disclosure should indicate why the Board elected to terminate discussions with Party B, which made an all-cash $12.00 per share offer, and how that offer

specifically compared unfavorably, in the Board's view, to the currently-proposed transaction.

3. State the reasons for undertaking this transaction at this time. See Item 1013(c) of Regulation M-A. Your expanded disclosure should specifically address NewStar's decision to terminate discussions with Party B and negotiate exclusively with the Corsair and First Eagle filing persons even though Party B indicated by letter dated August 25, 2017 that it was still interested in pursuing a transaction with NewStar.

4. See our comment above. In the appropriate sections of the proxy statement, provide the same disclosure as to the First Eagle and Corsair filing persons' reasons for undertaking this transaction at this time.

Purpose and Reasons of NewStar for the Transaction, page 51

5. Revise the first sentence of this section to more fully explain why NewStar determined to engage in this transaction. The current disclosure, that it did so to allow shareholders to receive the merger consideration, does not satisfy your disclosure obligations under Item 1013(c) of Regulation M-A.

Opinions of NewStar's Financial Advisors

6. The materials filed as exhibits to the Schedule 13E-3 from NewStar's Financial Advisors focus in significant part on comparing this proposed transactions (as it evolved during the negotiations between the parties) and other proposals received, including what we presume to be the offer from "Party B" referenced in your materials. Revise the description of those materials to reflect this and to describe how the fairness analyses compared the different potential transactions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston, Staff Attorney, at 202-551-3448, Christina Chalk, Senior Special Counsel in the Office of Mergers and Acquisitions, at 202 551-3263 or me at 202-551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Lee Meyerson, Esq.